Filed by UnitedHealth Group Incorporated
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and Deemed Filed Pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                                    Subject Company: Oxford Health Plans, Inc.
                                                 Commission File No. 001-16437



Dr. William McGuire, Charles Berg and members of senior management from UnitedHealth Group Incorporated and Oxford Health Plans, Inc. discussed the strategic and financial aspects of the merger of the companies in a public conference call at 5:00 p.m. Eastern Daylight Time on Monday, April 26, 2004, the content of which discusson was transcribed and is hereby incorporated by reference into this filing.

   CALL TO DISCUSS DEFINITIVE AGREEMENT TO ACQUIRE OXFORD HEALTH PLANS, INC.



MANAGEMENT DISCUSSION SECTION

Operator: Good afternoon. My name is Michael and I will be your conference facilitator today. At this time, I would like to welcome everyone to the UnitedHealth Group Conference Call. All lines have been placed on mute, to prevent any background noise. After the speaker's remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press star then the number two on your telephone keypad. As a reminder, this conference is being recorded Monday, April 26th, 2004. I would now like to turn the conference over to your host, Dr. William McGuire, Chairman and Chief Executive Officer of UnitedHealth Group. Mr. McGuire, you may begin your conference.


William W. McGuire, M.D. - Chairman and Chief Executive Officer
------------------------------------------------------------------------------

Thank you and good afternoon everyone. We thank you for joining us on such short notice today. As you know, we announced just earlier that UnitedHealth Group, through our UnitedHealthcare segment, and Oxford Health Plans have signed a definitive agreement to merge their businesses.

In a nutshell, I would note six important things about this. It is a logical combination of complementary businesses and capabilities which can be effectively integrated in a reasonable timeframe. Secondly, it advances market leadership in an important and continually growing region, where more than 30 million people live and over 20 million individuals are covered by commercial health benefit programs. Third, there will be an increase in opportunities for growth across all of our businesses - meaning Uniprise, UnitedHealthcare, AmeriChoice, Ovations, Specialized Care Services and Ingenix - as a result of this combination. Fourth, our greater market density will allow us to better deploy and leverage improved business processes and related technology to help consumers and healthcare providers do things better. Fifth, we are merging with an established high-quality market leader in the region. And finally, this is a financially prudent transaction with both immediate and long-term earnings accretion.

I am going to review our thinking around this combination, including some details on some of the business logic and expected outcomes, including financial implications from the combination. I am pleased that Chuck Berg, the President and CEO of Oxford, is on this call today. He is going to have some comments on the merger and its expected results as well. Bob Sheehy of UnitedHealthcare; Tracy Bahl of Uniprise; our General Counsel, David Lubben; our CFO, Patrick Erlandson; and our Chief Operating Officer, Steve Hemsley, who will also talk along with Kurt Thompson from Oxford, are also on this call. This review should take about 20 minutes after which we'll have a few minutes for your questions.

Let me first offer a high-level profile of Oxford. We see Oxford as a financially sound and strategically attractive enterprise. They are a clear leader in the greater New York City marketplace. They have an excellent and very durable reputation and high brand recognition and value. They have a very loyal base of customers and care providers in this very important market. And they are well-positioned to serve the Connecticut, New Jersey and to some extent the Pennsylvania marketplace. Oxford has a strong management team, headed by Chuck Berg, and they have done an excellent job positioning this company in these key markets over the last few years. Their performance reflects the loyalty of their customers and care providers, and the disciplines that they have around service, underwriting, effective medical-care facilitation and management, operational cost management, and overall financial performance.

Oxford is an expanded platform in this key metro New York market to leverage the many diversified capabilities within UnitedHealth Group to both serve the large multi-site marketplace, to offer specialized care services and products, to better serve seniors, and to better serve those under state-sponsored care. All of these are additive to the most potent small and midsize enterprise serving the metro New York City market. This already market-leading platform will be strengthened, particularly through its new multi-site access and service capabilities that UnitedHealthcare will bring. Together, all of this will help us realize our goal of making healthcare even more affordable and accessible.

As many of you know, in its market Oxford is a premier performer with a clear brand differentiation. It expects 2004 revenues of approximately $5.8 billion, with a 2005 revenue outlook of $6.3 billion. Oxford is strongly and consistently profitable, with margins above 11% and operating cash flow that are matched to that earnings model.

We'll illustrate a few of the great opportunities that come with this combination. I'll highlight the fit with UnitedHealthcare and Uniprise, who, interestingly, have both been experiencing significant growth in the tri-state region and together have added 500,000 new individuals as customers in the last three and half years, which equates to around 25% organic growth. For small and mid-size employees UnitedHealthcare has been growing steadily and now serves over 730,000 people who live in the area. Oxford's focus is on this same market segment, where they serve around 1.5 million people, with 1.4 million of those being commercially insured and 100,000 split between Medicare at 70,000 and only around 30,000 self-funded.

By geography, they serve approximately 1 million in New York, 400,000 in New Jersey, and another 100,000 in Connecticut. The addition of strong national capabilities will significantly enhance product options for this group, as well as for the millions of people that we do not currently serve. This and other product elements and business capabilities, such as digital card technology, will dramatically advance how we serve these clients, as well as work with the important healthcare providers in the community and in the region.

Tremendous value should also be felt by large multi site employers through Uniprise, which today serves around 1.8 million people in the area. For instance, there are 91 Fortune 500 companies in the tri-state region. Uniprise currently serves only 43 of these, and of course there are hundreds of other large companies headquartered elsewhere in this country who have significant workforces in New York, New Jersey or Connecticut. These kinds of numbers highlight the potential created by this business merger, driven by the combination of our multi-site capabilities on the national level and greater tri-state concentration.

To quickly profile the key transaction points of this relatively straightforward merger, I will address the basic deal points, retention of key management, and some thoughts on the process and timing going forward. It is anticipated that the equity portion of this transaction will qualify as a tax-free exchange. The Board of Directors of UnitedHealth Group and Oxford Health Plans have both given final approval for the transaction. We will pursue the necessary regulatory approvals and foresee the transaction closing probably during the fourth quarter of 2004.

Standing back for a moment, the transaction consideration on a gross basis equates to $5 billion. When you net excess cash and outstanding Oxford debt against the gross price, it nets down to about $4.8 billion. That price equates to seven times Oxford's 2004 projected EBITDA and 6.3 times Oxford's 2005 projected EBITDA.

On a net income basis, these multiples would be 12.6 for 2004 and 11.3 for 2005. All are very rational. We have never used per-member cost in evaluating businesses, but recognize that at least some report those. So to give you those numbers, on a per-member basis the enterprise price equates to $3,200 per member, which is a rather high level until you consider that it represents a 7.7 times multiple of per-member earnings, which is actually favorable to the per-member earnings multiples of comparable and recent transactions, including the most recent one for us, which was MAMSI, where we paid nine times per-member earnings.

I think now, I would like to turn to Steve Hemsley, who again, is the Chief Operating Officer of UnitedHealth Group, to review some key points around our due diligence, our integration plans, projected synergies and their timeframes. Steve?


Stephen Hemsley - President and Chief Operating Officer
------------------------------------------------------------------------------

Thank you, Bill. I think first of all, I would mention that we have completed more than two months of extensive diligence working with Oxford's management and reviewing Oxford's documents and materials; our interactions actually date back to late 2003. We are comfortable with the quality and the stability of the Oxford care-provider networks and care-management processes; the nature of their customer, broker and consulting relationships; and the quality of their services and operations. We are also comfortable with the underwriting controls and disciplines that are in place over pricing and new business development.

We are also satisfied that Oxford maintains a very conservative, well-controlled financial environment, with all the historic litigation and any related concerns associated with any difficulties that now go back some seven years ago, fully behind them. We believe the merging of Oxford's management team with UnitedHealthcare's New York management team will create a powerful executive resource pool, well-matched to the meaningful challenges of the business and this marketplace. Embedded in our evaluation for this transaction, we have taken into consideration growth and margin concerns going forward, which we believe can be addressed by greater cost efficiencies we can achieve together, combined with the greatly extended capabilities, diverse product offerings, national access that Oxford will now have. We also believe that timing for this combination will be favorable for the metro New York area, possibly the hardest hit in the economic downturn and in the 9/11 aftermath. We expect to catch an upswing in that economy, as the economy strengthens.

The extensive diligence effort has allowed us to take a good first cut at integration opportunities, which will begin Day One following the approvals and the closing of this merger. We will aggressively be in the market focusing on the large multi-site market segment, where there are over 90 Fortune 500 companies to serve who are based in this market. And we have an excellent visibility in the balance of that Fortune 500 not headquartered there, but who have meaningful employment concentrations in the world's largest and most concentrated healthcare market.

We will quickly rationalize the care-provider networks between the companies and bring forward to the market the best of breed in access and affordability. We will immediately and quickly convert financial systems. And we will merge our respective operations together in this region, addressing overlaps in virtually all functional areas from finance to networks to service, sales and distribution, clinical disciplines, and so on down the line. We will methodically rationalize brand and image between Oxford and UnitedHealthcare, which will involve such areas as data and internet, access coherence, digital member cards, distribution channels, product positioning and alike.

There are capital management opportunities between the companies, which should free up some meaningful capital and improve the overall capital efficiency and related returns. Obviously, there are also a great deal of potential capital spending and related cost efficiencies over areas such as systems, real estate, and various other areas where both companies spend capital today. We will very quickly move our Specialty Care Services and Ovations businesses into and behind the Oxford product offerings and seek market opportunities as yet untapped by Oxford.

Long term - meaning later in 2005 and throughout 2006 - we should be able to bring Oxford fully into our systems environment, which will optimize efficiencies in support of product performance, services, data management, front-end systems and service performance, etcetera. A very early cut at integration costs would be in the $20 million range, largely incurred in 2005 and dramatically offset by favorable operating synergies. In discussing synergies related to these integration efforts, they should be meaningful and essentially fall into three areas. One area is network benefits. As an example, Oxford can access our strong national networks for its out-of-area care, and the merged businesses can use Oxford's local networks arrangements with greater breadth than our own. Much of that benefit will flow into improved product affordability and some will hit our bottom line as well.

Another clear area is operating cost synergies arising from the ultimate vision that, combined, we can do the same functional things more efficiently than as we could as separate companies, and that through a basic best-of-breed approach, we should be able to optimize our combined performance. These cost savings manifest themselves in basic labor efficiencies, real estate efficiencies, better buying leverage for all services - but especially big-ticket areas such as telecoms, systems and so on - down the line, right to paper clips and paper. Again we plan to share a meaningful portion of these gains back to the customers we serve in the form of greater affordability.

Third, we believe this combined platform in this market offers a powerful distribution channel for our Specialized Care Services and Ovations senior product offering, which are much harder to project, but conservatively, we see minimum revenues to be over $100 million in these products in 2005 as a result of this transaction. These are all before getting any sense for how much traction we should get in the large Uniprise market. For Uniprise, this region is the most opportunity-rich market on earth and Oxford has never been in a position to participate in any of it. Uniprise only serves less than half the potential Fortune 500 companies in this market area, and there are many more prospects beyond the Fortune 500. It is one of the most attractive aspects of the combination, but it simply isn't appropriate to put any numbers on it at this range. Suffice it to say we are going to meaningfully increase our internal growth expectations for performance out of Uniprise following the approval and closing of this merger. In aggregate and net of integration costs, we broadly estimate annual pre-tax synergies in the range of $80 to $100 million starting in 2005 and building from there.


William W. McGuire, M.D, Chairman, Chief Executive Officer
-------------------------------------------------------------------------------

Thanks Steve. I think this would perhaps be a good time to have to Chuck Berg make a few comments. I would note that he will also be doing a separate earnings call later today. Chuck?


Charles Berg - President & Chief Executive Officer, Oxford Health Plans
-------------------------------------------------------------------------------

Well, thank you Bill. First of all, I wanted to say how excited I am about the outstanding opportunity created by this combination. Like Oxford, UnitedHealth has a progressive culture, disciplined management, a commitment to the study and effective use of data, and a strong track record of value creation. As we work closely together in the coming weeks, I know that our people at Oxford and the United people will be as impressed as I've been with the quality of the fit between us. We've talked often about our strategy to serve as many customers and people in the region as possible. To accomplish this, we focused on expanding our product portfolio, healthcare programs, and network access. This proposed combination with United takes this strategy to the next level, by providing access to an outstanding national platform, cutting-edge technology, and all of the products, services, and capabilities that Bill and Steve have mentioned.

Our team is proud of Oxford's track record of innovation and leadership, and we are looking forward with enthusiasm to this next chapter for Oxford. I'll simply conclude by mentioning that we will be holding our first-quarter conference call at 6 p.m. tonight Eastern Time.


William W. McGuire, M.D. - Chairman, Chief Executive Officer
-------------------------------------------------------------------------------

Thank you Chuck. I will follow on those comments with some brief notes about our future outlook. As you know, we recently reported very strong first-quarter results, with earnings per share up 35% year-over-year, supported by cash flows that were essentially double our reported net income. And, at the same time we increased our projections for the full-year results to $3.75 to $3.78 per share, which would be up 26 to 28% for the year. This transaction will provide significant earnings gains right out of the date that we close, adding approximately 16 cents in the first year without consideration of any synergies. As Steve just noted, we see $80 to $100 million or more of operating synergy that should be realized over 12 to 18 months, and will be further accretive to that 16 cents. As is our practice, we will defer including those earnings gains in our projected results until such time as the transaction actually closes.

Reflecting back, UnitedHealth Group has realized an outstanding history of growth and performance by focusing on several core competencies, building multiple business segments serving distinct markets and customers, and striving for superior operational performance. This combination fits our historic M&A model of improving existing businesses and realizing new platforms for future growth, and doing it at a price that is positive for shareholders in the future. Examples of this approach have included creating the nation's largest freestanding Medicaid business and expanding services into new states at AmeriChoice. Similar results are already becoming evident with Golden Rule and HealthAllies, whose capabilities are complemented by the bank we chartered and are going to build upon, and whose value will be realized by individuals and employers across America.

And most recently, we dramatically increased our density and capabilities in one of the highest population-growth regions in the U.S., the Mid-Atlantic, with our MAMSI transaction. These transactions are all performing very well, have excellent revenue and strong supporting cash flows, and show significant earnings advances in each and every case. At the end of the day of course, what you do with the transaction or a combination is what counts. It is important to remember that our underlying goal is to help improve the healthcare system on behalf of the various constituencies that we serve.

This merger with another outstanding company continues that direction. It is an exceptional transaction for consumers and customers of both organizations, enhancing access, lowering cost, and improving value. It facilitates a better-functioning health system by leveraging UnitedHealth Group's existing technology assets and investments, and improving market density that enables stronger connectivity and tools adoption for physicians and hospital communities. It positions the combined enterprise for faster growth than standalone entities, meeting larger employer needs in the region as well as nationally, addressing small employer multi-site needs, building capabilities for better services for individual consumers, and providing expanding opportunities for Specialized Care Services, Ovations and other service businesses. And again, it is financially prudent for shareholders of both enterprises, with 16 cents per share annual accretion with zero synergy assumption and meaningful synergies of $80 to $100 million coming in 2005.

We are honored to join with Oxford to more effectively address the challenges of the health and well-being of this country and we are confident in the great value that's going to ensue from this combination. I thank you all of you for joining us, and at this time Chuck, Kurt Thompson, Steve Hemsley, Bob Sheehy, Tracy Bahl, David Lubben, Pat Erlandson and I will take a few questions.


QUESTION AND ANSWER SECTION

Operator: At this time, I would like to remind everyone in order to ask a question please press star then the number one on your telephone keypad. We will pause for just a moment to compile the Q&A roster.

Your first question comes from Wayne Cooperman with Cobalt Capital. Please go ahead Sir.

[Q - Wayne Cooperman]: I don't think I've ever been first before. Congratulations to everybody on the call. Chuck, if you are still on, congratulations. The one question I have to ask, and I know it's kind of a strange question, but why now? Why didn't you guys do this deal two, three, four years ago at much lower prices? I was just wondering if you could tell me what's changed and, you know, why this deal was right today versus before?

[A - William W. McGuire]: Sure, I think, we can talk about some broad issues in that regard. A lot of factors come together to make this an opportune time. Our company is performing at a very high level. We have created some very significant potential directions and opportunities in rapid-growing businesses, such as Uniprise, that is - will be easier to gain from at this time than it might have been several years ago when we were still in a more formative stage with that company. I think that Oxford is performing at a much stronger level than it has in the past. We and they are both in a very -- interested in combinations, I think, that build on strength and stability and don't have peripheral issues to concern themselves with. So, there is great stability and clarity in the operations now. We are quite interested in seeing the impact on a rebounding New York economy, we think that will be beneficial. And, on a relative basis, this is just the time that the companies were able to both benefit through the relationships with their stock and the value that could be put together to make a deal happen.

[Q - Wayne Cooperman]: And, does this affect your share repurchase program at all?

[A - William W. McGuire]: Not at all.

[Q - Wayne Cooperman]: Great. All right, thanks. I think it's a great deal, congratulations.

[A - William W. McGuire]: Thank you.

Operator: Your next question comes from Joe France with Banc of America Securities.

[Q - Joseph France]: Thank you very much. I was -- this question is for UnitedHealthcare, I was trying to get a handle on what United's employment is in the New York area in terms of the number of people and what kind of spending you have here?

[A - William W. McGuire]: Steve?

[Q]: Well, to put these synergies into perspective.

[A - William W. McGuire]: Oh, well we have about 3,100 people I believe. Steve, do you know the exact...

[A - Stephen Hemsley]: Oxford has about 3,100 people, I believe. In the New York area we would have probably in the area of 600.

[Q - Joseph France]: Where is the claims processing and customer service area?

[A - Stephen Hemsley]: I will let Oxford respond with respect to theirs. There is claims service and customer service in parts of upstate New York. And that's the only operations that are domiciled there.

[Q - Joseph France]: Is that... Go ahead.

[A - Stephen Hemsley]: We have national operations for these as well. I'm trying to respond to your question with respect to New York. About 500 in the
- what I call the Metro New York area and then between these New York operations centers, we probably have another 800 to 850.

[Q - Joseph France]: That's great, thank you very much.

[A - Stephen Hemsley]: Sure.

[A - William W. McGuire]: So, I would also add that this is not a transaction that we look at as needing headcount cuts or, you know, drastic action to accrue the benefit. This is - I would suspect we are going to see advances in employment because of this combination and what we think will happen relative to these businesses over the next several years.

[Q - Joseph France]: So, most of the 100 million is revenue synergy then?

[A - William W. McGuire]: No, actually, the revenue synergy isn't so much in that at all. That will be a separate number. That's why Steve said it would be hard to quantify.

[A - Stephen Hemsley]: If you are looking for that kind of thing, basically there is some obvious public company costs, there is obvious redundancies in staff, there is a meaningful impact in terms of, what I will call, out-of-network spend, particularly where Oxford has out-of-network sources. Ours are much more attractive and impactful for their out-of-market business. And then there is, we think, meaningful opportunities in areas - in terms of production and service as well, those would not be as immediate and those would be between the two companies.

[Q - Joseph France]: That's very helpful, thank you.

[A - William W. McGuire]: Next question.

Operator:  Your next question comes from Ed Kroll with SG Cowen.

[Q - Edmund Kroll]: Good evening. Back on the synergy number, the 80 to 100 million. That's a pre-tax number?

[A - William W. McGuire]: Pretax, yeah.

[Q - Edmund Kroll]: Okay, and then Bill I think you mentioned a - you mentioned AmeriChoice a couple of times in your opening comments, of government opportunity. Can you give us a little more color on that? Does that mean you are going to - because I'm not aware of any Medicaid business that Oxford currently has. Would that be something that you would want to add?

[A - Stephen Hemsley]: No, actually I believe that Oxford sold its Medicaid business to AmeriChoice years ago.

[Q - Edmund Kroll]: Yeah, so I was wondering what - Bill when you referenced a government opportunity...

[A - William McGuire]: No, Ed what I'm talking - what I'm referring to simply is that this creates a larger, more robust company with greater sets of resources and relationships. AmeriChoice is in that market and we believe there are opportunities to better serve people under the Medicaid program, just as we believe there will ultimately be some opportunities in other groups that we can expand into through this kind of relationship.

[Q - Edmund Kroll]: Okay, great. And then just a final thing, just sort of a commentary from you. If this transaction closes in Q4, I think that will be 8 to 10 months after the MAMSI deal closed. You are comfortable that you've got the people to work on the integration and it won't be any - won't be biting off more than you can chew, so to speak?

[A - William McGuire]: Absolutely we are comfortable. I think Mid-Atlantic, Mark Groban, and our team are progressing very well. Obviously there was considerable strength in our first quarter numbers you saw. We have no problems and of course, this is going to be a very strong management team, as we said in the press release and I didn't allude here. We have employment agreements with senior managers. We will be able to combine very strong people from both organizations under Chuck's leadership. I think we will be able to continue to attract very strong people. This is a tremendous opportunity to work on behalf of the customers across all levels. Steve?

[A - Stephen Hemsley]: It's a very appropriate question, but I think with Chuck and his management team combined with the New York resources from UnitedHealthcare, I can only tell you we recognize the importance of this, the visibility in a market like this, and we will be all over this and I think it's a very appropriate thing to bring up. We will be very focused on integration.

[Q - Edmund Kroll]: Great. And then, you are going to still use the Oxford name in your branding?

[A - William McGuire]: Yes.

[Q - Edmund Kroll]: Okay, great. Thanks a lot.

[A - William McGuire]: Next question.

Operator:  Your next question comes from Christine Arnold with Morgan Stanley.

[Q - Christine Arnold]: Good evening. In terms of the medical cost synergies, if you were to take the best contracts for, say, your at-risk books of business, what kinds of medical-cost synergies do you think you could achieve, and is that included in the $80 million to $100 million?

[A - William W. McGuire]: There are some numbers, Christine, some components of that 80 to 100 that include the potential synergies across various medical aspects. I don't think we want at this time to get involved in the micro details of this, that and the other, but there are some numbers there and there are, of course, as Steve alluded to, some significant savings for Oxford clients when they use out-of-area resources. But it is in there.

[Q - Christine Arnold]: So both of those are in the 12 operating synergies?

[A - William W. McGuire]: I am sorry?

[Q - Christine Arnold]: So both the, taking the best contract and the operating synergies and Oxford people outside of New York is included in the 80 to 100?

[A - William W. McGuire]: Yeah, we have tried to include that, and remember as we've said at the starting point in the first year coming on top of the natural 16 cents or so accretion and we think that will build further as we move ahead. It does not include any new business pull-through through our specialty or other businesses and it does not factor in, really, the significant gains from new business that might be sold because of the relationship.

[Q - Christine Arnold]: Okay. And just to clarify, the 100 million Ovations and Specialized Care Services is revenue that they otherwise wouldn't have had without this acquisition. That's separate?

[A - William W. McGuire]: Yes, yes that is incremental gains that we think will accrue to those businesses by tacking on this relationship.

[Q - Christine Arnold]: Okay, thank you.

[A - William W. McGuire]: Thank you.  Next question.

Operator:  Your next question comes from Scott Fidel with JP Morgan.

[Q - Scott Fidel]: Yes, thanks, good evening. I was wondering if you could talk a little bit about just the Medicare strategy a little bit more in detail, in terms of whether you thought about coordinating your efforts there. Also maybe if you can just talk about United's current Medicare exposure in the market and then also how this might impact Oxford's plans to potentially expand in New Jersey?

[A - William W. McGuire]: Our Medicare folks aren't here with us, and Chuck's probably - well, maybe we can turn it to him. We don't see any real change in the direction as we've consistently said. We are watching the Medicare development relative to the recent Medicare bill. We are comfortable with the New York market being a reasonable market. And Oxford has done a good job of serving that in the selected areas that it does - it is involved with right now. So, I think right now, we will, you know, have a combined operation that will work bringing together. They serve, I believe 60,000 or 70,000. We serve about 20,000. It really doesn't change, I think, either company's direction at this point.

[Q - Scott Fidel]: Okay. And then just a follow-up question. On just - in terms of - on Uniprise, you talked about some of the new growth opportunities you could have, but also, I am assuming with your current accounts that there is a lot of customers where Oxford's already offered as a local carrier on the fully insured side. So have you thought about, you know, how you can see some potential growth in terms of more penetration on the current Uniprise customers?

[A - William W. McGuire]: That stuff comes out, Scott, at multiple levels. There are, as you point out, of the domiciled tri-state Fortune 500 companies, we already do business with less than half of them but, you know, a real significant number, but of course we don't take care of all of their employees or their dependents. And indeed some of those people will use Oxford, so we will be able to perhaps gain there. We think we will enhance the offerings because of the combination for all of those people and any other prospective clients we don't currently deal within that area. We think that the Uniprise clients who operate out of headquarters in the rest of the country but have employees and dependents in the tri-state area will benefit from the strength here. There are myriads of permutations that amount to potentially millions of individual new clients that's available, and we think we will do well if we bring this together on behalf of meeting the customers' needs, and that's the objective.

[Q - Scott Fidel]: Okay, great.

[A - William W. McGuire]: Tracy, are you there?

[A - Tracy Bahl]: Yup.

[A - William W. McGuire]: Tracy Bahl, do you have any comment on this?

[A - Tracy Bahl]: No, I would agree. When you consider the concentration of not just Fortune 500 headquarters, but the population of employers and their employees, groups 5,000 or above, which Uniprise targets, this is the largest geographic concentration in the country. So, we are very excited about the assets that this combination brings and we will aggressively market it in partnership with Oxford at all the levels Bill described, in particular opportunities to strengthen our existing client relationships, opportunity to expand those client relationships, opportunities to introduce new clients through relationships that Oxford has today, and perhaps even more exciting is the opportunity to have to the combined enterprise be attractive to customers that neither party serves. We are pretty excited about that.

[Q - Scott Fidel]: Okay, thank you.

[A - William W. McGuire]: I think Tracy was breaking up. Well, I would point out, remember we've just talked about Fortune 500. We logically break clients at 5000 employees and above for Uniprise. So the numbers we talk about are much, much larger than even what we - the potential numbers in what we've thrown out, because there are these mid-size - what we would call mid-size, below 5000 - that also have multi-site. Very, very large base of people, where we have, I think, significantly advanced our capabilities and Oxford has been interested in better serving, so the combination here is tremendous. Next question.

Operator:  Your next question comes from William McKeever with UBS.

[Q - William McKeever]: Yes, just on the details - are there any collars on the deal?

[A - William W. McGuire]: No, it is a fixed exchanged ratio. There are no collars.

[Q - William McKeever]: And okay, and then a question for Chuck Berg. If you look at other acquisitions that have taken place in the marketplace, you know, some of the shareholders at Oxford might argue that 11 times next year's earnings seems a bit on the low side. How would you respond to that?

[A - Charles Berg]: Well, first of all we looked at the strategic fit, you know. I think as everyone has said it creates tremendous opportunities for our company and our shareholders in terms of the business itself, particularly on the growth side. Among some of those bigger customers, we have done well, but we have had some challenges with respect to the ability to deliver the national platform. Our performance has been consistent, it's been strong and you know, it's really a matter of how our company has performed, our financial results, and a rational transaction in terms of pricing. And we think, we, you know, are delivering real value to our shareholder with this transaction and that's the way we look at it.

[Q - William McKeever]: Okay. And then last question is on - you talked about synergies in '05, then in 2006 do we assume that in addition to the regular earnings-per-share growth, that there would still be benefit from this merger in terms of operating cost, and then the revenue synergies kick in as well, so it's a gift that keeps on giving for two years, is that a fair way to assess it?

[A - William W. McGuire]: Steve will be specific, but in broad terms, I think you will see us remaining very bullish about the business opportunities and the performance of this company and the combined companies for many years to come. Steve?

[A - Stephen Hemsley]: Yeah, the only other thing I would add, I am not going to be more specific, is that - the theme of your question is exactly right. And it is the type of thing where there is more opportunity, but at this distance it would just be inappropriate to speculate.

[Q - William McKeever]: Okay, thank you.

[A - William W. McGuire]: Next question?

Operator:  Your next question comes from Joshua Raskin with Lehman Brothers.

[Q - Joshua Raskin]: Hi, thanks, good evening. First question is just on membership expectations. You guys talked about rebound potentially in New York. I was wondering what your thoughts were with the Oxford book of business, in terms of membership projections for the full year? And then, any sort of expectations with regard to post the closing, as to changes in membership like we have seen with some of the recent acquisitions, and then I have a follow up.

[A - William W. McGuire]: Chuck, do you want to comment on your plan growth?

[A - Charles Berg]: We are going to talk a little bit about our membership projections in our earnings conference call, and you know, I think more importantly for this purpose is to think about how this combination will impact membership and that's really what we have been talking about. For us, it allows us to address the needs of a whole lot of customers that we want to serve and in many respects, we have been somewhat limited by the lack of a real effective national platform. So, for us - and that's not just with the large customers, that's with mid-size customers and certainly small customers as well. So, we are going to be taking a hard look at it. I don't have revised enrollment projections as of the time of closing, but clearly this creates a strong growth platform for the combined company in the region. We are going to be looking at every possibility, every avenue. We want to serve, as I said, as many different kinds of customers, bring them as many services and products as we can and the combination as I said is just a natural fit. We do business in a very similar way. And, you know, we think we can bring great value to the customers in the market.

[Q - Joshua Raskin]: It sounds like the preliminary sort of outlook is that there will not be, subsequent to the closing of the transaction, you know, a membership sort of pressure that we have seen maybe in some of the other acquisitions.

[A - William W. McGuire]: I am unaware of any such pressure. I am not sure I quite understand what you are saying. But, you know, we if anything are looking at what we think will be increasing growth that's already pretty good in many situations. Steve?

[A - Stephen Hemsley]: I think that we are pretty positive with respect to the prospects for the New York marketplace. As I said, it had been, we think, more severely affected by the economic downturn and 9/11 and we actually think that its rebound will be strong. It is difficult to say exactly when that will really get traction, but we are seeing some positive things with respect to our UnitedHealthcare book in that marketplace today. So, we think that with Oxford's position in that marketplace and the fact that it now will have much greater multi-site capabilities, that we will actually see this market open up, at least for them.

[Q - Joshua Raskin]: Okay.

[A - William W. McGuire]: I want to just add one thing. I know we're huddled down, as probably appropriate, in Oxford-United at this moment. But, I'll remind you that UnitedHealth Group's aggregate outlook on growth, revenue associated with growth, is very strong and there are lots of things going on out there that this additional growth and what we think comes through it is just additive to what is otherwise very strong and very strong future expectations, which are clearly reflected in our forward outlook, which we don't back off a bit. So, next question.

Operator:  Your next question comes from Sheryl Skolnick with Fulcrum.

[Q - Sheryl Skolnick]: Hi, I actually have a series of - a couple of little questions. The first one is Bill, could you just repeat what you said about United's membership? You said 500,000 that you built a membership of 500,000 in the market for 3.5 years, what part of the business was that referring to?

[A - William McGuire]: That's the organic growth for UnitedHealthcare and Uniprise in the immediate tri-state area during that time. That brings UnitedHealthcare to about 760,000 or so I believe, and Uniprise to about 1.8 million. So they have a total of some 2.5 million people in that.

[Q - Sheryl Skolnick]: That was the number that I was looking for. Okay, thank you. And then just a follow up, if I may, I think there was some confusion in the way some plans count member lives differently than others and I think it kind of - the previous question might have been related to the issue of how you count lives. So, are you and - does United and Oxford count lives the same way?

[A - William McGuire]: I think yes. Steve?

[A - Stephen Hemsley]: Yes.  I believe we actually count them.

[Q - Sheryl Skolnick]: You actually count them?

[A - Stephen Hemsley]: Yes.

[Q - Sheryl Skolnick]: Good. Okay. And then this whole deal makes a lot of sense, you know, sort of blindingly obvious that at some point that there would be a transaction with Oxford, but somebody would do it, it just was a question of who. So, where I am confused here, I mean there are a lot of issues that make a lot of sense, but I am confused at the basic thesis of what you said, which is this. You said that with Oxford, United can achieve growth that it couldn't without it. I understand the opposite move, but I don't quite understand the United move and here is what I don't understand. What is it that Oxford brings to either Uniprise or UnitedHealthcare that you would not have been able to achieve on your own and specifically multisite - New York-based multi-site employers don't have a good option all the time to use Oxford. So they would look at United anyway, you are already a competitive product in the market. So, that's the genesis of my question.

[A - William W. McGuire]: Sure. But I think the answer is pretty straightforward, Sheryl. It creates a stronger operation in the New York and tri-state area than UnitedHealthcare or Uniprise has today. And everything is a relative issue. Would United or would Uniprise grow? Yes they have grown. We believe they will grow faster, they will provide a better set of services for their customers that will offer even greater expansion opportunity. So, it is
- it's not an absolute, if you don't do it, you won't grow. It is simply, this is a very significant franchise and anybody that does business in New York recognizes that. They bring some very positive attributes that will further facilitate what was otherwise going to happen. And then of course there are opportunities as we've said through specialty services, where Oxford does not have a relationship or an internal capability or perhaps has external relationships where we may be able to bring forth even better products and services, and that's another incremental growth. But it is strengthening, and it is strengthening in the largest perhaps most compelling market in America today, across this tri-state area.

[Q - Sheryl Skolnick]: Okay, because unlike in the Mid-Atlantic transaction where it was very clear that United had tried but not succeeded to the level it wanted to and the cross-selling opportunities especially for Uniprise with a Mid-Atlantic network were obvious. For me, it's just a little bit less obvious. Is the network that much stronger here?

[A - William W. McGuire]: Well, obviously we have a reasonable and a strong network, that's manifested by the fact that we have added - we have grown 25% organically in a little over three years.

[Q - Sheryl Skolnick]: Right.

[A - William W. McGuire]: But, the answer is they have a broader network, they have some very strong relationships, and while we serve a fair number of clients there, there is obviously a lot of clients that we don't serve and we would conclude that some of that is related to the fact that we are not fully providing everything that these clients want. So, our agenda is to pursue what is best for the customer base; in this case, we are able to do it with a transaction that, I think, no one could look at and say gee whiz, why wouldn't you do this when you consider what it opens up to the market and the financial implications of it for the shareholders both short and long-term.

[Q - Sheryl Skolnick]: That's fair enough.  Thanks a lot.

[A - William W. McGuire]: Okay.  Next question.

Operator:  Our next question comes from Patrick Hojlo with CSFB.

[Q - Patrick Hojlo]: Good evening guys, congrats on the deal. Chuck, I know you're going to hit on your earnings and maybe even your outlook at 6 o'clock on the conference call here. But, I am curious if there was anything, if you want to share with us right now what if anything would be changing about your outlook as a standalone company? The quarter looked pretty good, cost trends I think they might have been a little high, would that have been enough for you to change your outlook at all, I mean would that be possible - could that be a possible explanation for why the price is maybe a little lower than what some other folks might think you were worth?

[A - Charles Berg]: Well, we will talk about it a little bit on the conference call. No there - you know we are right on plan and we will talk about that in the conference call - we are really across every dimension of our forecast. So, a little better for the quarter in terms of EPS. So no, there is no connection between anything like that, Patrick, and the price - the price is we think, a rational price for both parties that reflects the opportunity we have going forward. It reflects our performance to date. And that's really what it amounts to. We are focused on the future now.

[Q - Patrick Hojlo]: And the fact that it's a slight discount to a rumored price offered you by another potential partner, I would imagine then it goes back to what you said earlier, which is the opportunity to have a truly national platform and the synergies that presents?

[A - Charles Berg]: It's all about, for us, the strategic opportunities, the great fit, the ability to integrate effectively and to take advantage of all the opportunities that Bill and Steve have talked about. And there is just a tremendous power in this combination in this marketplace. I would be the first to acknowledge that United brings a lot to the table for Oxford. I think Oxford brings a lot to the table as well in terms of our regional focus, the way we do business, the relationships, etc. And I think it has been reflected in our consistent and strong results.

[Q - Patrick Hojlo]: Fair enough.

[A - William W. McGuire]: Patrick I would agree. I mean, I don't know how many different ways we could reiterate it, but this is very positive for both parties. The gains that will be realized will be because of both parties, not one or the other. And that's what makes it so compelling. I think we are all chasing an obligation towards improving, in this case, health and well-being and affordability for these customers, and we all recognize that we are not there yet. It is a way for all of us to help get closer to that.

[Q - Patrick Hojlo]: Well, in that context, Bill, maybe I missed this, but did you share with us how many Fortune 500 companies Oxford has relationships with in this market? I know United has 43.

[A - William W. McGuire]: I think they have a relationship with about 14 in New York, and I believe maybe 4 or 5 in New Jersey, and they are dealing with their, just the insurance or health plan related product. Chuck, does that sound right?

[A - Charles Berg]: That's about right. And you know, we've had more in the past, and frankly again, we have strong loyalty among our members with those customers and our goal is just to make sure we can deliver the product and services, which is what so compelling about the national platform, the multi-site capability and the more diversified product offering.

[Q - Patrick Hojlo]: You said you had more in the past. Have you lost a few Fortune 500 customers recently?

[A - Charles Berg]: Well, not recently but I mean, as we've said each year as, you know, we've taken a look at enrollment and look at the price environment in January, we've had to be very disciplined and where it wasn't a good fit we didn't move forward. And part of it is we are only going to go forward where it's a good fit, and where the multi-site capability was key to being a good fit, we weren't always the best solution. So, this is very much on-point for us in terms of bringing our best assets to those customers. And we do have great loyalty among members with those companies.

[Q - Patrick Hojlo]: Great, one last quick question on the PBM front. Chuck, have you yet decided of any change or course of action with your contract with Medco?

[A - Charles Berg]: No. We have a contract with Medco and they have done a good job for us.

[Q - Patrick Hojlo]: Thanks a lot.

[A - William W. McGuire]: Obviously both companies have a contract or a relationship with Medco, so we will look forward to...

[Q - Patrick Hojlo]: Any of the cost savings that you quoted include PBM savings?

[A - William W. McGuire]: No. They do not.

[Q - Patrick Hojlo]: Thanks again.

[A - William W. McGuire]: Thank you. We are going to - I think we are brushing up pretty close to Chuck's upcoming call, so I might say we will do two or three quick calls depending on how long they take. Next question.

Operator: Your next question comes from Charles Boorady with Smith Barney.

[Q - Charles Boorady]: Hi, the 200 million in excess cash at Oxford, is that at the parents or is that in a subsidiary?

[A - William W. McGuire]: Pat?

[A - Patrick Erlandson]: That's at the parent level.

[Q - Charles Boorady]: It's at the parent. And have you - do you have an opinion on - or an assessment on whether there would be any additional excess cash in the subs or once you combine the entities whether that frees up any additional cash?

[A - Patrick Erlandson]: And this incorporates that in as well, Charles.

[Q - Charles Boorady]: Okay, great and then just - okay so that's included in the 200 million.

[A - Patrick Erlandson]: That's right.

[Q - Charles Boorady]: Okay and just a final question on the brand. Can you give us an example of how the UnitedHealthcare brand will continue to be used in this marketplace?

[A - William W. McGuire]: I can't yet Charles, I don't think we've thought through that, or more importantly the people that are interfacing with the customers at UnitedHealthcare and Oxford have. We believe that both brands have some equity value in that market and we will look to figure out ways to build on both of them.

[Q - Charles Boorady]: Okay, is there an example of another marketplace where you've sort of co-branded or have two different brands?

[A - William W. McGuire]: Steve?

[A - Stephen Hemsley]: Yeah, we are operating that way in MAMSI today.

[Q - Charles Boorady]: Right.

[A - Stephen Hemsley]: And I think that the way it rolls around is MAMSI United and some variations are MAMSI bought, you know, in essence a UnitedHealthcare Company and I think that we will play around with those as well. But that will take some time. We are not going to do anything immediate certainly in this first year with respect to - disturbing either brand. I think the integration with respect to products, distribution channels, internet access, membership cards, all those kinds of things have to be well planned and executed before you start messing around with that.

[Q - Charles Boorady]: Got you.  Okay, thanks.

[A - William W. McGuire]: Thank you, next question.

Operator: Your next question comes from John Rex with Bear Stearns.

[Q - John Rex]: Hey, I think you mentioned that you will bring Oxford fully into the UNH systems environment over '05 and '06. So, I am wondering how much impact do you see from that in the 80 to 100 million that you guide, I would assume only a modest portion of that and how much - how more meaningfully you'd expect that to be?

[A - William McGuire]: Steve?

[A - Stephen Hemsley]: Well, I don't know - meaningful. We really don't have anything in that 80 to 100 related to that because that would be - I mean we wouldn't get any benefit out of that until starting in 2006. And the idea is the rationalization of the Oxford systems into our systems environment, so they can really take advantage of the databases, take advantage of the customer service platforms, the technology around claims adjudication, those kinds of things. And, you know, potentially, full migration into the United platform technology. But that is clearly a 2000 - late 2005, 2006 effort. We are still converting COSMOS into the United platform, and MAMSI would come in front of them as well.

[Q - John Rex]: Could you identify how much spend could go away at Oxford as a result of that at this point?

[A - Stephen Hemsley]: Nothing that I would offer as a range of numbers at this point in time, that's pretty far off. We're really focusing on what we could commit to you for 2005.

[Q - John Rex]: Okay. Can you tell us how much identified intangible expense you built into your accretion outlook?

[A - Stephen Hemsley]: I'm sorry. Pat?

[A - Patrick Erlandson]: $50 million, John.

[Q - John Rex]: Okay. And, that is - is that netted against your, is that netted against the cost you gave us already or that's just....or not?

[A - Patrick Erlandson]: No, that's not.

[Q - John Rex]: Okay.

[A - John Penshorn]: John Rex, this is John Penshorn. That is in the accretion analysis, if that was your question.

[Q - John Rex]: Yes, that's was my question. Thank you.

[A - John Penshorn]: Yes, it is included in the accretion analysis.

[A - William W. McGuire]: Not synergy. One last question.

Operator: Your final question from Michael Nelson with ING.

[Q]: Hi, I just had a technical question. Does Oxford expect to continue paying dividends and if so, might it be adjusted...

[A - William W. McGuire]: I'm, we can't - you are cutting in and out.

[Q]: Okay, does Oxford expect to continue paying dividends and if so, will the purchase price be adjusted to account for those dividends?

[A - Kurt Thompson]: This is Kurt Thompson. Effective with the announcements today, we have stopped declaring any future dividends in contemplation of this merger. We will be funding, I believe tomorrow, the dividend for shareholders of record as of April 12th.

[Q]: Thank you.

[A - William W. McGuire]: Thank you.


William W. McGuire, M.D. - Chairman and Chief Executive Officer
------------------------------------------------------------------------------

With that, we are going to give everybody time to break over to Chuck because he has some very strong results again to report tonight, I think consistent with expectations.

I just again summarize: very strong business combination that I think we are all excited about. We expect to see further growth upon the already strong expectations that we have. Those expectations would include the 16 cents or so accretion immediately, $80 to $100 million additional from synergy in '05, cash flows that will match this kind of operating performance, and, we think really robust performance across the spectrum of all of our businesses extending out many years to come, heightening what was already there. Truly excited to be able to join together with such a strong enterprise as Oxford Health. Thank you all for joining us and we'll look forward to talking later.

Operator: Ladies and gentlemen that does conclude our conference for today. You may all disconnect, and thank you for participating.

----------------------------------------------------------------
PLEASE NOTE THAT THIS TRANSCRIPT HAS BEEN EDITED FOR ACCURACY.
----------------------------------------------------------------


Important Merger Information
----------------------------

In connection with the proposed transactions, UnitedHealth Group and Oxford intend to file relevant materials with the Securities and Exchange Commission
(SEC), including one or more registration statement(s) that contain a prospectus and proxy statement. Because those documents will contain important information, holders of Oxford common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by UnitedHealth Group and Oxford with the SEC) at the SEC's Web site, www.sec.gov, and Oxford stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Oxford. Such documents are not currently available.

UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Oxford common stock in connection with the proposed transactions. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group's 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2004. Investors may obtain additional information regarding the interest of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

Oxford and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Oxford common stock in connection with the proposed transactions. Information about the directors and executive officers of Oxford and their ownership of Oxford common stock is set forth in the proxy statement for Oxford's 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements
--------------------------

This transcript may contain statements, estimates or projections that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, without limitation, our ability to consummate the merger with Oxford, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the merger may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; the regulatory approvals required to complete the merger may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and tax treatment of the merger and the value of the merger consideration; and those risks and uncertainties found in our filings and reports filed with the Securities and Exchange Commission from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.